SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on January 28, 2020.

By letter dated January 28, 2020, CRESUD SACIF Y A ("CRESUD" or the "Company"), hereby reports, continuing with the communication made to the market dated November 25, 2019, that its subsidiary BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), controlled by the Company, has communicated yesterday to the market the closing of the merger agreement with Agrifirma Brasil Holding SA (“Agrifirma Holding”), Agrifirma Brasil Agropecuária SA (“Agrifirma Agropecuária”), among others.

In view of the satisfaction of the conditions precedent set forth in the Merger Agreement (i) Agrifirma Holding was merged by BrasilAgro and extinguished for all legal purposes, (ii) BrasilAgro became the owner of one hundred percent (100%) of the total voting share capital of Agrifirma Agropecuária, becoming its controlling shareholder, (iii) the Company’s share capital was increased by R$ 115,586,576.79), from R$584,224,000.00 to R$ 699,810,576.79, upon the issuance of 5,215,385 new common, registered, book-entry shares with no par value of the Company, which were subscribed and paid-up by the shareholders of Agrifirma Holding, in such a manner that the share capital of the Company increased to 62,104,301 shares, and (iv) a subscription warrant was issued in favor of AB (Holdings) 1 S.À.R.L (“AB Holdings”), a shareholder of Agrifirma Holding, which will entitle AB Holdings (or its permitted successors and assignees) to subscribe up 654,487 new common, registered, book-entry shares with no par value of BrasilAgro, subject to the terms and conditions set forth in the Merger Agreement.

The merger was made upon exchange of shares and the initial exchange rate was R$31.50 per share of BrasilAgro based on the net worth of BrasilAgro and Agrifirma Holding, as of June 30, 2019 (taken into consideration, especially, the properties owned by BrasilAgro and Agrifirma Holding) – as per the appraisal made by Deloitte Touche Tohmatsu Consultores Ltda., adjusted in view of the negotiations between the parties, in accordance with the Merger Agreement.

As a result of this transaction, Cresud' stake in BrasilAgro, net of treasury shares, was reduced to approximately 33.6%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 28, 2020